SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No.___)*

Micro Component Technology, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

59479Q100
(CUSIP Number)

December 24, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  959,999

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  959,999

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  959,999

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.4%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  959,999

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  959,999

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  959,999

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.4%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1(a).        Name of Issuer:

         Micro Component Technology, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

         2340 West County Road C,
         St. Paul, MN 55113-2528

Item 2(a).        Name of Persons Filing:

     The  names of the  persons  filing  this  statement  on  Schedule  13G are:
Amaranth L.L.C., a Delaware limited liability company ("Amaranth"), and Nicholas
M. Maounis ("Maounis")(collectively, the "Reporting Persons"). Maounis disclaims pecuniary interest in the shares of Common Stock beneficially owned by him.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for Amaranth and Maounis is Two American Lane, Greenwich, Connecticut 06836-2571.

Item 2(c).        Citizenship:

     Amaranth is a Delaware limited liability company and Maounis is a citizen of the United States.

Item 2(d).        Title of Class of Securities

     Common Stock, $.01 par value (the "Common Stock").

Item 2(e).        CUSIP Number: 59479Q100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

(a)     [ ]   Broker or dealer registered under Section 15 of the Exchange Act.

(b)     [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)     [ ]   Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)     [ ]   Investment company registered under Section 8 of the Investment
              Company Act.

(e)     [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)     [ ]   An employee benefit plan or endowment fund in accordance with
              Rule 13d-1(b)(1)(ii)(F).

(g)     [ ]   A parent holding company or control person in accordance with
              Rule 13d-1(b)(1)(ii)(G).

(h)     [ ]   A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act.

(i)     [ ]   A church plan that is excluded  from the  definition of an investment  company  under Section  3(c)(14) of the Investment
              Company Act;

(j)     [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned:

        The Reporting Persons beneficially own 120,000 shares of Common Stock held outright and debentures convertible into 839,999 shares of Common Stock and.

(b)     Percent of class:

        Amaranth's and Maounis' beneficial ownership of 959,999 shares of Common Stock constitutes, in the aggregate, 6.4% of all of the outstanding shares of Common Stock.

(c)     Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

     Each of Amaranth and Maounis has the sole power to vote or direct the vote of 959,999 shares of Common Stock.

                  (ii)  Shared power to vote or to direct the vote

                  Not applicable.

                  (iii)  Sole power to dispose or to direct the disposition of

                  Each of Amaranth and Maounis has the sole power to dispose or direct the disposition of 959,999 shares of Common Stock.

                  (iv)  Shared power to dispose or to direct the disposition of

                  Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Anther Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Amaranth holds 120,000 of the shares of Common Stock it beneficially owns through its subsidiary Amaranth Securities L.L.C., a Delaware limited liability company, and debentures convertible into 839,999 of the shares of Common Stock it beneficially owns through its subsidiary Amaranth Trading L.L.C., a Delaware limited liability company.

Item 8.   Identification and Classification of Members of the Group.

          See Exhibit B attached hereto.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  January 3, 2002

          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C., as Managing Member


                   By: /s/ Michael J. Berner
                       ---------------------
                        Michael J. Berner,
                        Vice President


          /s/ Nicholas M. Maounis
          Nicholas M. Maounis


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                                    EXHIBIT A
                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Micro Component Technology, Inc. dated January 3, 2002 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  January 3, 2002

          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C., as Managing Member


                   By: /s/ Michael J. Berner
                       ---------------------
                        Michael J. Berner,
                        Vice President


          /s/ Nicholas M. Maounis
          Nicholas M. Maounis

                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP



Amaranth L.L.C.
Nicholas M. Maounis